Filed by: PacWest Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PacWest Bancorp

Commission File No.: 001-36408

This filing relates to the proposed transaction between PacWest Bancorp (“PacWest”) and Banc of California, Inc. (“Banc”) pursuant to the Agreement and Plan of Merger, dated as of July 25, 2023, by and among PacWest, Banc and Cal Merger Sub, Inc.

A message from Paul Taylor, President and CEO

Today we have exciting news to share. We announced that PacWest Bancorp and Banc of California have entered into a definitive agreement to merge in an all-stock transaction, pursuant to which our respective subsidiary banks will also merge. The combined franchise, which will operate under the Banc of California name, will have approximately $36 billion in assets and over 70 branches throughout California. The combined bank will be the premier California business banking franchise, well-positioned to capitalize on market opportunities and broaden the channels and customers it serves through increased scale and expanded product offerings. Please take a moment to read the joint press release we issued here as well as our Investor Deck for more information about the merger, including important disclaimers. These files are also attached.

I am immensely proud of the efforts from each of you to get us to this important milestone. We accelerated our strategic goals over the last few months while navigating this challenging period for the banking industry, and Banc of California emerged as the right partner at the right time to help us further strengthen our community bank focus.

Banc of California is a well-respected bank which has been serving clients in California for over 80 years and our two companies share a deep commitment to people, to building relationships with employees, customers and communities and to supporting the financial goals of those we serve. Together we’ll create one of California’s largest community banks and a stronger organization with an enhanced financial position, creating significant benefits for all of our stakeholders.

After the merger closes, Banc of California’s CEO, Jared Wolff will become CEO of the combined company. Having been a member of the PWB leadership team from 2002 to 2014, Jared knows our values and our company well. During that time, he served as General Counsel of PacWest Bancorp as well as President and a member of the Board of Pacific Western Bank.

We are committed to transparency throughout this process and will make every effort to keep you updated on important developments as more information becomes available. To that end, the attached FAQ document may help address some of your initial questions.

Additionally, tomorrow morning, Jared and I will be hosting two town halls to share more details on this exciting announcement. Please be on the lookout for a separate invitation later today to register for one of the town halls.

On behalf of the entire leadership team, I would like to express my sincerest gratitude to each of you, for your continued efforts on behalf of PWB. Your relentless focus on strengthening and developing customer relationships has helped us reach this outcome. I hope you share my enthusiasm for the future.

Paul Taylor

President and CEO

Employee FAQ

Overview

On July 25, 2023, PacWest Bancorp and Banc of California announced that they entered into a definitive agreement to merge in an all-stock transaction with the respective subsidiary banks to also merge. The combined franchise, will operate under the Banc of California name, will have nearly $36 billion in assets and over 70 branches throughout California. The combined bank will be the premier relationship-focused business bank in California, able to serve a wide range of clients and poised to deliver exceptional service, increased scale and expanded product offerings to our clients.

Q&A

1.	Why is PacWest combining with Banc of California? Why now?
•	Over the last several months, as we have navigated this challenging period for the banking industry, we have explored all strategic options to help us deliver on our stated strategic objectives.
•	We believe joining forces with Banc of California will accelerate and enhance our capabilities and position us to better serve our clients and the communities in which we serve.
•	Together we win, by creating one of California’s largest community banks and a stronger organization with a significantly enhanced financial position, in turn creating substantial benefits for all our stakeholders, including investors, customers, and employees.
•	The merger creates a strong balance sheet with robust capital levels and a strong liquidity profile.

2.	Who is Banc of California?
•	Banc of California is a premier, relationship-focused, full-service business bank headquartered in Santa Ana.
•	For over 80 years they have served small and medium-size businesses and now have 27 full-service branches extending from San Diego to Santa Barbara.
•	Like PacWest, Banc of California has a deep commitment to people, to building relationships with employees, clients and communities and supporting the financial goals of those we serve.
•	You can learn more about Banc of California at bancofcal.com.

3.	Who will lead the combined company?
•	Upon closing, Banc of California’s CEO, Jared Wolff, will serve as CEO of the combined company. Our lead independent director, John Eggemeyer, will serve as Chair of the board of the combined company.
•	Our two companies complement each other in many aspects.
•	Jared knows PacWest well, having been a member of our leadership team from 2002 to 2014, serving as General Counsel of PacWest Bancorp as well as President and a member of the Board of Pacific Western Bank.
•	It is still early, and there are many details that need to be worked out as part of the integration planning process.

4.	Where will the combined company be headquartered?
•	The combined bank will be headquartered in Los Angeles, California.

5.	What will happen to PacWest’s name and branding?
•	Once the transaction is completed, PacWest will assume the name and branding of Banc of California.

6.	What does this mean for employees?
•	Until this merger closes, which we expect to take place in late 2023 or early 2024 (subject to receipt of requisite regulatory and stockholder approvals, among other things), PacWest and Banc of California will continue to operate as independent companies. It’s business as usual and we will continue to support our clients as we have for the last two decades.
•	It is still early in the integration planning process, and there are many details that need to be worked out, which will include leaders from both companies.
•	Once the merger is completed, we believe that being part of a stronger bank with an enhanced financial position will create even more opportunities for our employees.
•	In any combination of two companies in the same industry, there will be some overlap.
•	However, this combination is about growth and better serving our clients as a larger and stronger organization.
•	We will be thoughtful and transparent as we work through this process.

7.	What does this mean for our clients and how we serve them?
•	Until the transaction closes, it is business as usual, and we will continue to support our clients as we have for the last two decades.
•	Our two companies share a similar approach to relationship-focused community banking with a deep commitment to people, to building relationships with clients and communities and supporting the financial goals of those we serve.
•	Complimentary specialty businesses will expand our product offerings.
•	The greater scale of the combined organization enables investment in technology, products, and services to further improve customer experiences.

8.	Will this merger have any impact on our community commitments?
•	Both companies share a focus on serving the communities in which we operate.
•	There will be a deep commitment to advance economic inclusion, education, and equity in the communities we both serve.
•	There will be a strong focus on environmental, social, and governance (ESG) responsibility.
•	Robust platforms exist at both companies to engage with our communities, including the BANC Foundation Community Service and PWB GoodWorks.

9.	Will there be any changes to employee compensation or benefits?
•	Between now and closing, it is business as usual and there will be no changes to your compensation and benefits.
•	In the coming weeks, we will form an integration planning team, comprising leaders from both organizations, to determine how best to bring our organizations together. We will share updates as decisions are made.

10.	Will there be any changes to our branches or locations?
•	Between now and closing, it is business as usual and there are no changes to the branches we operate.
•	It is still early in the process and there are many details that need to be worked out as part of the integration planning process.

11.	What are the integration plans? Who will lead the integration effort?
•	In the coming weeks, we will form an integration planning team, including leaders from both organizations, to determine how best to bring our organizations together.
•	We intend to build on the best practices of both companies, while also developing innovative approaches to address the challenges and capitalize on the opportunities of our industry.

12.	Can I reach out to Banc of California employees to discuss the merger?
•	As we remain two separate entities until the transaction closes, you should not engage with Banc of California employees unless you are directed to do so.

13.	What do I do if I am contacted by media, investors or other outside parties?
•	It is important that only authorized individuals speak on behalf of the organization. If you receive inquiries from the media, investors or analysts, please forward them directly to William Black wblack@pacwest.com.

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Banc of California, Inc. (“Banc”) and PacWest Bancorp (“PacWest”) and the proposed investment by Warburg Pincus LLC and Centerbridge Partners, L.P. (collectively, the “Investors”) in equity securities of Banc pursuant to the investment agreements entered into between the Investors and Banc (the “Investment Agreements”). Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Banc and PacWest and the proposed investment by the Investors, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Banc’s and PacWest’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of Banc and PacWest. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of the Banc stockholders and PacWest stockholders within the time period provided in the Agreement and Plan of Merger, dated July 25, 2023, by and among PacWest, Banc and Cal Merger Sub, Inc. (the “Merger Agreement”); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the Investment Agreements; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Banc’s and PacWest’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of Banc and PacWest; (vii) potential difficulties in retaining Banc and PacWest customers and employees as a result of the proposed transaction; (viii) Banc’s and PacWest’s estimates of its financial performance; (ix) changes in general economic conditions; (x) changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect Banc’s and PacWest’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; (xi) the impacts of continuing inflation; (xii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of Banc’s and PacWest’s underwriting practices and the risk of fraud; (xiii) fluctuations in the demand for loans; (xiv) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Banc’s and PacWest’s activities particularly in a rising or high interest rate environment; (xv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xvi) results of examinations by regulatory authorities of Banc or PacWest and the possibility that any such regulatory authority may, among other things, limit Banc’s or PacWest’s business activities, restrict Banc’s or PacWest’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase Banc’s or PacWest’s allowance for credit losses, result in write-downs of asset values, restrict Banc’s or PacWest’s ability or that of Banc’s or PacWest’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) changes in the markets in which Banc and PacWest compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xix) changes in consumer spending, borrowing and saving habits; (xx) slowdowns in securities trading or shifting demand for security trading products; (xxi) the impact of natural disasters or health epidemics; (xxii) legislative or regulatory changes; (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against Banc, PacWest or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of Banc’s or PacWest’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xxxi) unexpected costs, charges or expenses resulting from the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Banc’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Banc or PacWest from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Banc nor PacWest presently knows or that Banc or PacWest currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Banc’s and PacWest’s expectations, plans or forecasts of future events and views as of the date of this document. Banc and PacWest anticipate that subsequent events and developments will cause Banc’s and PacWest’s assessments to change. While Banc and PacWest may elect to update these forward-looking statements at some point in the future, Banc and PacWest specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Banc’s and PacWest’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither Banc nor PacWest gives any assurance that either Banc or PacWest, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Banc, PacWest or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This document relates to the proposed transaction between Banc and PacWest and the proposed investment in Banc by the Investors. Banc intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of Banc’s common stock and PacWest’s common stock in connection with Banc’s and PacWest’s solicitation of proxies for the vote by Banc’s stockholders and PacWest’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, Banc and PacWest will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Banc stockholder meeting and at the PacWest stockholder meeting, as applicable. Banc or PacWest may also file other documents with the SEC regarding the proposed transaction.

Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and joint proxy statement/prospectus (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) when they become available, and any other relevant documents filed with the SEC, And the definitive versions thereof (when they become available), as well as any amendments or supplements to SUCH documents, CAREFULLY AND IN THEIR ENTIRETY because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Banc or PacWest through the website maintained by the SEC at www.sec.gov.

The documents filed by Banc or PacWest with the SEC also may be obtained free of charge at Banc’s or PacWest’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or www.pacwestbancorp.com, under the heading “SEC Filings” , respectively, or upon written request to Banc, Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707 or PacWest, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212 , respectively.

Participants in Solicitation

Banc and PacWest and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Banc’s stockholders or PacWest’s stockholders in connection with the proposed transaction under the rules of the SEC. Banc’s stockholders, PacWest’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Banc and PacWest in Banc’s registration statement on Form S-4 that will be filed, as well other documents filed by Banc or PacWest from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Banc’s or PacWest’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Banc or PacWest will also be available free of charge from Banc or PacWest using the contact information above.